Exhibit 99.3.2

CERTIFICATIONS

I, Horng Dih Lee, Chief Financial Officer of Northern Orion Resources Inc., certify that:

1.	I have reviewed this annual report on Form 40-F/A of Northern Orion Resources Inc.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

July 18, 2007

By:	/s/ Horng Dih Lee
Name:	Horng Dih Lee
Title:	Chief Financial Officer
(principal financial officer)